FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October 2010
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐
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(1)	Press Release, “Dr. Reddy’s expands portfolio in Russia & CIS through in-licensing deals”, October 25, 2010.

Press Release
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s expands portfolio in Russia & CIS through in-licensing deals.
•	Agreement with Cipla provides exclusive marketing rights to a portfolio of OTC and prescription products

•	Deal with Vitabiotics gives access to a range of nutraceutical products
October 25, 2010, Hyderabad
Dr. Reddy’s Laboratories has entered into an agreement with Cipla limited for exclusive marketing rights of a portfolio of OTC and prescription products in the Russian and Ukraine markets. As per the agreement, Dr. Reddy’s has initiated the sales and promotion of the portfolio of products from Q2 FY11 in select therapy areas in Russia. Launch in Ukraine to take place next calendar year.
The company has also entered into an agreement with UK based Vitabiotics Ltd. for a range of nutraceutical products for Russia and select CIS countries. The agreement provides Dr. Reddy’s exclusive marketing rights to two of Vitabiotics leading products- Jointace and Dietrim. Vitabiotics will supply these products on a long term basis from its facilities in Europe.
Commenting on the developments, Satish Reddy, Managing Director and COO, Dr. Reddy’s said,” The agreements give us access to a good number of Rx products and OTC brands with existing sales that would immediately add to our revenues from the Russian and CIS market. We see long term synergies as Dr. Reddy’s has strong sales & marketing network and our partners have a basket of products already registered & distributed in these markets. With strong brands, increasing growth in the Rx, OTC and Hospital segments and our association with top tier distribution partners, the agreements will only add to our growth ambitions in the Russia & CIS markets”.
MV Ramana, Head of Russia & CIS region, Dr. Reddy’s said, “The agreement with Cipla will enhance Dr. Reddy’s presence in the OTC space and in therapy areas of Gastroenterology, Dermatology & Oncology in both Russia & Ukraine. Besides this we will also be promoting Cipla’s existing respiratory care range in Ukraine”. “The Jointace range will complement Dr. Reddy’s product offering in pain management and will help increase our presence in the nutraceutical space while Dietrim will mark our entry into the weight management area”, he added.
Notes to the editor:
•	Dr. Reddy’s is the largest Indian Pharmaceutical company in Russia and also the fastest growing international branded generic company by volume.
•	Dr. Reddy’s entered the Russia market in 1992 and consolidated its position during the turbulent currency crisis of the late 1990s.
•	Omez®, Nise®, Ketorol® & Ciprolet® are our top four brands in the Russian market and are ranked No. 1 in their respective INN / molecular segments.
•	Over 80% of the revenues is generated from the top 4 distributors
•	In FY10 revenues from Russia & other CIS markets were at Rs. 9.1 billion ($203 million) representing a growth of 20%. Revenues for H1 FY11 were at Rs 5.3 billion ($119 million)
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is a global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia. www.drreddys.com
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com or on +1-9082034931
Media:
S Rajan at rajans@drreddys.com or on +91-40- 66511725

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ Sandeep Poddar
Date: November 29, 2010		Name: Sandeep Poddar Title: Company Secretary

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